UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of May 2004

                                   CELANESE AG
             ------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    ----------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]       Form 40-F [ ]

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]             No [X]

         If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.



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                                   CELANESE AG


            Information with respect to Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, set forth herein is included in a document by BCP Caylux Holdings Luxembourg S.C.A. ("BCP Caylux") in connection with a potential incurrence of debt by BCP Caylux. BCP Caylux indirectly owns approximately 84.3% of the outstanding ordinary shares of Celanese AG (excluding treasury shares). Exhibits, in U.S. dollars, include Celanese AG's Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ending 2003, 2002 and 2001 and the quarter ending March 31, 2004, Consolidated Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 and a Report on the first quarter 2004, which are respectively attached as Exhibits 99.1, 99.2 and 99.3 hereto and incorporated by reference herein.







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

                                    EXHIBITS



Exhibit No.                     Exhibit
-----------                     ------------------

99.1 Celanese AG Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ending 2003, 2002 and 2001 and the quarter ending March 31, 2004 in U.S. dollars

99.2 Celanese AG Consolidated Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 in U.S. dollars

99.3 Celanese AG Report on the first quarter 2004 in U.S. dollars







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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CELANESE AG
                                       (Registrant)


                                       By: /s/ P. W. PREMDAS
                                           ---------------------------------
                                       Name : Perry W. Premdas
                                       Title: Member of the Management Board
                                              (Chief Financial Officer)


Date: May 19, 2004


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

                                  EXHIBIT INDEX


Exhibit No.                     Exhibit
-----------                     -------

99.1 Celanese AG Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ending 2003, 2002 and 2001 and the quarter ending March 31, 2004 in U.S. dollars

99.2 Celanese AG Consolidated Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 in U.S. dollars

99.3 Celanese AG Report on the first quarter 2004 in U.S. dollars